UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the Period from June 19, 2018 through December 31, 2018

BELPOINTE REIT, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10923

Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut (Address of principal executive offices)	06830 (Zip Code)

(203) 883-1944
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Belpointe REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Belpointe REIT, Inc. (the “Company”) as of December 31, 2018, and the related statements of operations, changes in stockholder’s equity, and cash flows for the period from June 19, 2018 (Formation) through December 31, 2018, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from June 19, 2018 (Formation) through December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CITRIN COOPERMAN & COMPANY, LLP
CITRIN COOPERMAN & COMPANY, LLP

We have served as the Company’s auditor since 2018.

New York, New York
June 11, 2019

F-2

Belpointe REIT, Inc.
Balance Sheet as of December 31, 2018

Assets
Cash	$10,000
Total Assets	$10,000
Commitments and Contingencies
Stockholder's Equity:
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and
outstanding	$1
Additional paid-in capital	9,999
Retained earnings (accumulated deficit)	—
Total Liabilities and Stockholder's equity	$10,000

See notes to financial statements

F-3

Belpointe REIT, Inc
Statement of Operations
For the Period Beginning June 19, 2018 (Formation) to December 31, 2018

Revenues	$—

Operating Expenses	—

Net Income	$—

See notes to financial statements

F-4

Belpointe REIT, Inc.
Statement of Changes in Stockholder’s Equity
For the Period Beginning June 19, 2018 (Formation) to December 31, 2018

	Common Stock		Additional Paid-in	Retained earnings
	Shares	Amount	Capital	(accumulated deficit)	Total

Balance at June 19, 2018	—	$—	$—	$—	$—
Capital Contributions	100	1	9,999	—	10,000
Net Income	—	—	—	—	—

Balance at December 31, 2018	100	$1	$9,999	$—	$10,000

See notes to financial statements

F-5

Belpointe REIT, Inc.
Statement of Cash Flows
For the Period Beginning June 19, 2018 (Formation) to December 31, 2018

OPERATING ACTIVITIES
Net Income	$—
Net Cash Provided by Operating Activities	—
FINANCING ACTIVITIES
Capital contributions from related party	10,000
Net Cash Provided by Financing Activities	10,000

Net Cash Increase for Period	10,000
Cash at Beginning of Period	—
Cash at End of Period	$10,000

See notes to financial statements

F-6

BELPOINTE REIT, INC. NOTES TO FINANCIAL STATEMENTS

1.	Formation and Organization

Belpointe REIT, Inc. (the “Company”) was formed on June 19, 2018, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its fiscal year ending December 31, 2019 or such later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a Qualified Opportunity Fund, the Company's primary purpose is to identify, acquire and development or redevelopment properties located within qualified opportunity zones. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. All of the Company’s business will be externally managed by Belpointe REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

As of December 31, 2018, the Company has not begun operations.

A maximum of $50,000,000 in the Company’s shares of common stock may be sold to the public in this offering. The Company plans to authorize: (i) 900,000,000 shares of common stock at $.01 par value per share and (ii) 100,000,000 shares of preferred stock. The Company may increase the number of shares of common or preferred stock without stockholder consent. As of December 31, 2018, the Company has issued 100 shares of common stock to Belpointe, LLC (the "Sponsor") for $10,000.

The Company has filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

After the Company has raised $2,000,000 in this offering beginning on the date that the Company starts its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments.

The Company will not commence any significant operations until it has raised $2,000,000 in the Offering from persons who are not affiliated with the Company or the Sponsor. In the event the minimum number of shares of the Company’s common stock is not sold to the public within 12 months after commencing the Offering, the Company will terminate the offering, will have no obligation to reimburse the Manager or its affiliates for any organization and offering costs and will release all investors from their commitments (See note 6).

F-7

As of June 11, 2019, the Manager has incurred organization and offering costs of approximately $135,000 on behalf of the Company. These costs are not recorded in the financial statements of the Company as of December 31, 2018, because such costs are not a liability of the Company until the minimum number of shares of the Company’s common stock are issued. When recorded by the Company, organization costs will be expensed as incurred, and offering costs will be charged to members’ equity as such amounts are reimbursed to the Manager or its affiliates from the gross proceeds of the Offering.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

3.	Related Party Arrangements

Belpointe REIT Manager, LLC

The Company has entered into a management agreement with the Manager.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering subject to achieving the minimum capital raise. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

F-8

After the Company has raised a minimum of $2,000,000, the Company will pay the Manager a quarterly asset management fee of one-fourth of 0.75%, which, until 12 months following the commencement of the offering (February 13, 2019), will be based on our offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter.

4.	Economic Dependency

Under various agreements, the Company has engaged Belpointe REIT Manager, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Belpointe REIT Manager, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.	Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Share repurchases under the stock redemption plan will be effected at a repurchase price equal to the Company’s net asset value (“NAV”) per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that the Company amends, suspends or terminates the Company’s redemption plan, the Company will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s operating agreement or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

6.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement. Management has evaluated the activity of the Company through June 11, 2019. From the period beginning January 1, 2019 and continuing through June 11, 2019, approximately $4,463,100 has been received by the Company in connection with the offering described in Note 1.

F-9

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
11.1*	Consent of Citrin Cooperman & Company, LLP

*	Filed herewith

F-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, Connecticut on June 11, 2019.

BELPOINTE REIT, INC.

By: /s/ Brandon Lacoff
Name: Brandon Lacoff
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brandon Lacoff	Chief Executive Officer	June 11, 2019
Brandon Lacoff	(Principal Executive Officer)

/s/ Adam Snitkoff	Director of Finance	June 11, 2019
Adam Snitkoff	(Principal Financial Officer and Principal Accounting Officer)